UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 28, 2021 (July 28, 2021)

XERIS PHARMACEUTICALS, INC.

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(Exact name of registrant as specified in its charter)

Delaware	001-38536	20-3352427
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

180 N. LaSalle Street, Suite 1600

Chicago, Illinois 60601

(Address of principal executive offices, including zip code)

(844) 445-5704

(Registrant’s telephone number, including area code)

Not Applicable

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	XERS	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Resignation of Chief Financial Officer

On July 28, 2021, Xeris Pharmaceuticals, Inc. (the “Company”) and Barry Deutsch, Chief Financial Officer and principal financial and accounting officer of the Company, entered into a separation agreement (the “Separation Agreement”), under which Mr. Deutsch resigned from his position as Chief Financial Officer and principal financial officer and principal accounting officer. Mr. Deutsch will continue as an employee of the Company through the closing date of the transactions contemplated by the Transaction Agreement by and among the Company, Strongbridge Biopharma plc and the other parties thereto dated May 24, 2021 or, if earlier, October 29, 2021. Pursuant to the Separation Agreement, upon his departure from the Company, Mr. Deutsch will be entitled to receive (a) his target annual incentive compensation for 2021 equal to 40% of his base salary; (b) a lump sum in cash equal to 18 months of his base salary; (c) subsidization of the Company’s Retiree Medical Plan’s monthly premium or, alternatively, subsidization of his COBRA monthly premium, for a period of up to 18 months; (d) immediate vesting of all his stock options and other stock-based awards; and (e) an extension of the exercise period with respect to his vested stock options until the earlier of (i) the original 10-year expiration date for such vested stock options as provided in the applicable equity incentive and equity award agreement governing such awards, or (ii) the 18-month anniversary of the date of termination of Mr. Deutsch’s employment with the Company.

The foregoing description of the Separation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Separation Agreement filed as Exhibit 10.1 to this Current Report on Form 8-K, which is incorporated by reference herein.

Election of Chief Financial Officer

On July 28, 2021, the Company issued a press release announcing the decision of the Board of Directors (the “Board”) to elect Steven Pieper as the new Chief Financial Officer, effective as of July 28, 2021. Mr. Pieper will also serve as the Company’s principal financial officer and principal accounting officer. A copy of this press release is furnished as Exhibit 99.1 to this report on Form 8-K.

Mr. Pieper, age 44, has served as the Company’s Vice President of Finance since 2017, where he was responsible for developing the Company’s long-range financial plan, including helping shape the Company’s commercial launch strategy for Gvoke®, and executing the Company’s overall financing strategy. Prior to joining the Company, from 2015 to 2017, Mr. Pieper served as the Chief Financial Officer and Chief Operating Officer of Catheter Connections Inc., a medical device company, which was acquired by Merit Medical. From 2014 to 2015, he was the Director of Finance at Durata Therapeutics Inc, a biopharmaceutical company, which was acquired by Actavis (now Allergan). Mr. Pieper started his career in healthcare at Baxter Healthcare Corporation where he held a variety of commercial and corporate decision support finance roles from 2002 to 2014. Mr. Pieper received his Bachelor of Science in Finance from DePaul University and holds a Master of Business Administration from Loyola University, Chicago.

In connection with Mr. Pieper’s appointment as Chief Financial Officer, the Company and Mr. Pieper have entered into an employment agreement (the “Employment Agreement”). Pursuant to the terms of the Employment Agreement, Mr. Pieper will receive an annual base salary of $375,000 and be eligible for an annual bonus, with a target bonus of 40% of his base salary. Mr. Pieper will be granted a restricted stock unit award for 100,000 shares of the Company’s common stock (the “Equity Award”). The Equity Award shall vest and become exercisable in three substantially equal annual installments, beginning on the one year anniversary of the date of grant, subject to Mr. Pieper’s continued employment. Mr. Pieper is also eligible to participate in the Company’s employee benefit plans available to its employees, subject to the terms of those plans.

If Mr. Pieper’s employment is terminated by the Company without “cause” or he resigns for “good reason” (each, as defined in the agreement) (collectively, an “Involuntary Termination”), Mr. Pieper will, subject to the execution of a release in favor of the Company, be entitled to receive: (i) an amount equal to 1.25 times his base salary and (ii) up to 15 months of health insurance reimbursement under COBRA. In the event of Mr. Pieper’s Involuntary Termination within twelve months after a change in control of the Company, Mr. Pieper will instead be entitled to (i) cash severance payments in an amount equal to 1.25 times the sum of Mr. Pieper’s salary existing at the time of his termination plus the average target incentive compensation received by Mr. Pieper in the three immediate preceding fiscal years, paid in one lump sum payment; (ii) the acceleration of vesting of all unvested time-based equity awards held by him issued after the date of the Employment Agreement; and (iii) up to 15 months of health insurance reimbursement under COBRA.

The foregoing description of the Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Employment Agreement filed as Exhibit 10.2 to this Current Report on Form 8-K, which is incorporated by reference herein.

Forward-Looking Statements

Any statements in this Form 8-K about future expectations, plans and prospects for Xeris Pharmaceuticals, Inc., including statements regarding the market and therapeutic potential of its products and product candidates, expectations regarding clinical data or results from planned clinical trials, the timing or likelihood of regulatory approval and commercialization of its product candidates, the timing and likelihood of the consummation of the Strongbridge Biopharma acquisition, the timing or likelihood of expansion into additional markets, the timing or likelihood of identifying potential development and commercialization partnerships, the potential utility of its formulation platforms and other statements containing the words “will,” “would,” “continue,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including, without limitation, the impact of COVID-19 on its business operations, its reliance on third-party suppliers for Gvoke and Ogluo®, the regulatory approval of its product candidates, its ability to market and sell its products, if approved, and other factors discussed in the “Risk Factors” section of the most recently filed Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission, as well as discussions of potential risks, uncertainties, and other important factors in Xeris’ subsequent filings with the Securities and Exchange Commission. Any forward-looking statements contained in this Form 8-K speak only as of the date hereof, and Xeris expressly disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Proposed Transaction (as defined below), the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made in the United States absent registration under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. The Proposed Transaction will be made solely by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Xeris Biopharma Holdings, Inc. (“Xeris Biopharma Holdings”) has filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary joint proxy statement of Strongbridge and Xeris and that also constitutes a preliminary prospectus with respect to the shares of Xeris Biopharma Holdings to be issued pursuant to the proposed acquisition by Xeris and Xeris Biopharma Holdings of the entire issued and to be issued ordinary share capital of Strongbridge Biopharma plc (“Strongbridge”) pursuant to a scheme of arrangement under Chapter 1 of Part 9 of the Irish Companies Act 2014 and a capital reduction under Sections 84 to 86 of the Act (such acquisition, the “Proposed Transaction”). The joint proxy statement also contains the transaction agreement describing the terms and conditions of the Proposed Transaction, as well as further information relating to the implementation of the Proposed Transaction, notices of the Xeris shareholder meeting and the Strongbridge shareholder meetings and information on the Xeris Biopharma Holdings shares. Xeris and Strongbridge have filed and may also file other documents with the SEC regarding the Proposed Transaction. This communication is not a substitute for the preliminary joint proxy statement or any other document which Xeris, Xeris Biopharma Holdings or Strongbridge has filed or may file with the SEC.

The preliminary joint proxy statement, as well as Xeris’ and Strongbridge’s other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and, in the case of Xeris’ filings, at Xeris’ website at www.xerispharma.com.

INVESTORS, XERIS SHAREHOLDERS AND STRONGBRIDGE SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE ACQUISITION AND RELATED MATTERS.

Any decision in respect of the resolutions to be proposed at the Xeris shareholder meeting or any decision in respect of, or other response to, the Proposed Transaction, should be made only on the basis of the information contained in the preliminary joint proxy statement.

PARTICIPANTS IN THE SOLICITATION

Xeris, Xeris Biopharma Holdings, Strongbridge and their respective directors and executive officers and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in connection with the Proposed Transaction. Information regarding the persons who may, under the rules of the SEC, be deemed to be participants in the solicitation of shareholders in connection with the Proposed Transaction, including a description of their direct or indirect interests in the Proposed Transaction, which may be different from those of Xeris shareholders or Strongbridge shareholders generally, by security holdings or otherwise, will be set forth in the joint proxy statement (which will contain the Scheme Document) and any other relevant documents that are filed or will be filed with the SEC relating to the Proposed Transaction. Information about Xeris’ directors and executive officers is contained in Xeris’ Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 9, 2021, its Proxy Statement on Schedule 14A, dated and filed with the SEC on April 29, 2021, and its Current Report on Form 8-K filed with the SEC on July 28, 2021. Information regarding Strongbridge’s directors and executive officers is contained in Strongbridge’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 3, 2021, and its Proxy Statement on Schedule 14A, dated and filed with the SEC on April 14, 2021.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits:

Exhibit Number	Description

10.1	Separation Agreement, dated as of July 28, 2021, by and between the Company and Barry Deutsch.

10.2	Employment Agreement, dated as of July 28, 2021, by and between the Company and Steven Pieper.

99.1	Press release issued by Xeris Pharmaceuticals, Inc. dated July 28, 2021

104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 28, 2021	Xeris Pharmaceuticals, Inc.

	By:	/s/ Paul R. Edick
Paul R. Edick
Chief Executive Officer

Exhibit 10.1

July 28, 2021

Dear Barry:

This letter confirms that your employment at Xeris Pharmaceuticals, Inc. (the “Company”) will end on the closing date of the transactions contemplated by the Transaction Agreement by and among the Company, Strongbridge Biopharma plc and the other parties set forth therein dated May 24, 2021 (the “Transactions”). The closing date of the Transactions or, if no closing has yet occurred, October 29, 2021, is referred to herein as the “Anticipated Date of Termination.” The actual last day of your employment is referred to herein as the “Date of Termination”, and the time period between the date of this letter and the Date of Termination is the “Transition Period.”

The Company appreciates your contributions and would like to make this transition as smooth as possible. As you know, the terms of your employment with the Company were set forth in the Employment Agreement dated June 6, 2018 (the “Employment Agreement”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Employment Agreement. As the Employment Agreement states, your employment with the Company is “at will” and may be terminated at any time by you or the Company, subject to the terms of the Employment Agreement. Here, the ending of the employment relationship is a termination by the Company without Cause pursuant to Section 3(e) and Section 4(b) of the Employment Agreement.

In light of your valued contributions and your willingness to continue performing services between now and the Anticipated Date of Termination, the Company is offering to provide you, in lieu of the severance pay and benefits set forth in Section 4(b) of the Employment Agreement, the opportunity to continue your at-will employment during the Transition Period, followed by an enhanced severance pay and benefits package (the “Termination Benefits”), subject to the terms and conditions set forth in the below transitional services and separation agreement (the “Agreement”).

Regardless of whether you enter into this Agreement and receive the Transition Period and the Termination Benefits, the following bulleted terms and obligations shall apply in connection with the ending of your employment:

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To the extent not already paid, the Company shall pay you the “Accrued Benefit”: (i) any Base Salary earned through the Date of Termination, unpaid expense reimbursements (subject to, and in accordance with, Section 2(c) of the Employment Agreement) and unused vacation that accrued through the Date of Termination on or before the time required by law but in no event more than 30 days after the Date of Termination; and (ii) any vested benefits that you may have under any employee benefit plan of the Company through the Date of Termination, which vested benefits shall be paid and/or provided in accordance with the terms of such employee benefit plans.

•	You shall receive payout of any compensation deferred pursuant to the Company’s Deferred Compensation Plan in accordance with the terms thereof.

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Your group health insurance will cease on the last day of the month in which the Date of Termination occurs. At that time, you will be eligible to participate in the Company’s Retiree Medical Plan (“Retiree Medical Plan”) or continue your group health insurance benefits (both options at your own expense) subject to the terms and conditions of the below Agreement, the benefit plan, federal COBRA law, and, as applicable, state insurance laws. You will receive additional information regarding your right to elect continued coverage under the Retiree Medical Plan or COBRA in a separate communication, including, if applicable, any rights under the American Rescue Plan Act’s (“ARPA’s”) COBRA subsidy provisions.

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Your eligibility to participate in the Company’s other employee benefit plans and programs will cease on the Date of Termination in accordance with the terms and conditions of each of those benefit plans and programs. Your rights to benefits, if any, are governed by the terms and conditions of those benefit plans and programs.

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The Proprietary Information and Inventions Agreement dated June 29, 2017 (the “PIIA”) shall remain in effect during and after the Date of Termination in accordance with its terms. A copy of the PIIA is being provided to you with this Agreement.

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Except as otherwise provided in this Agreement, any equity awards held by you shall be governed by the terms and conditions of the Company’s applicable equity incentive plan(s) and applicable award agreement(s).

The remainder of this letter proposes the Agreement between you and the Company. You acknowledge that you are entering into this Agreement voluntarily. By entering into this Agreement, you understand that the Company is not admitting in any way that it violated any legal obligation that it owed to you.

With those understandings, you and the Company agree as follows:

1.	Conditions

To receive the benefits of this Agreement, you must satisfy the following “Conditions”: (i) timely enter into and comply with this Agreement, (ii) timely sign the release of claims attached as Exhibit A hereto (the “Release”), (iii) act cooperatively and professionally with the Company during the Transition Period, (iv) not be terminated by the Company for Cause or resign without the written approval of the Company’s Chief Executive Officer (the “CEO”) prior to the Anticipated Date of Termination and (v) to receive the Termination Benefits, timely sign and not revoke the certificate attached hereto as Exhibit B, which updates the release of claims set forth in the Release (the “Certificate”). The terms of the Release are incorporated by reference as material terms of this Agreement.

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2.	Transition Period

If you satisfy the Conditions, your at-will employment will continue until the Anticipated Date of Termination, provided that, effective on the Transition Date (as defined below), you will be deemed to have resigned from the position of Chief Financial Officer and from any other officer and board member positions that you hold with the Company or any of its respective subsidiaries and affiliates and will continue your employment as a senior advisor. The Company agrees to consult with you in advance about the wording of any internal and external announcements about your departure and give good faith consideration to any input you provide concerning such announcements. You agree to execute any documents in reasonable form as may be requested to confirm or effectuate any such resignations. The “Transition Date” means the date that the Company publicly announces your departure as Chief Financial Officer. By entering into this Agreement, you acknowledge that any changes to your employment during the Transition Period shall not constitute Good Reason under the Employment Agreement, and you hereby waive any right to resign for Good Reason under the Employment Agreement.

During the Transition Period, you will continue to report to the COO or other authorized executive, and you agree to perform such duties as may be assigned to you. You agree to work cooperatively and professionally with the COO, the CEO, the Company’s new CFO and the rest of the leadership team during the Transition Period. You will work on a full-time basis during the Transition Period, unless otherwise requested by the COO. Also, at your option, you can work from home or the office during the Transition Period except in those periodic circumstances where being at the office is required to fulfill your responsibilities. Furthermore, you may pursue other job opportunities and interview during the Transition Period provided such activities do not interfere with the performance of your duties. You will continue to receive your current Base Salary, be eligible for employee benefits and vest in your outstanding equity awards pursuant to the applicable equity incentive plan and equity award agreement (collectively, the “Equity Documents”) during the Transition Period.

For the avoidance of doubt, if you fail to satisfy any of the Conditions, your employment will end and you will cease vesting as of the Date of Termination, you shall be entitled to the Accrued Benefit and you shall have no right to the Termination Benefits or to any other post-employment compensation or benefits from the Company.

3.	Termination Benefits

If you satisfy the Conditions set forth above, you will be entitled to the following Termination Benefits:

(a)    Target Bonus. The Company will pay you your Target Annual Incentive Compensation for 2021 equal to 40% of the Base Salary, less withholdings.

(b)    Severance Pay. The Company will pay you a lump sum in cash equal to 18 months of your Base Salary (the “Severance Pay”). The Company will pay you the Target Annual Incentive Compensation and the Severance Pay on the first practicable payroll date following the Effective Date of the Certificate (as defined therein).

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(c)    Health Benefits. If you choose to participate in the Company’s Retiree Medical Plan, the Company shall subsidize the amount of such monthly premium by the amount it would have subsidized your participation in the Company’s group health plan had you remained as an active employee until the 18 month anniversary of the Date of Termination. If you do not participate in the Company’s Retiree Medical Plan and elect COBRA health continuation, then the Company shall continue your group health plan benefits to the extent authorized by and consistent with the Company’s group health plan, with the cost of the regular premium for such benefits shared in the same relative proportion by the Company and you as in effect on the Date of Termination until the earlier of: (i) the 18 month anniversary of the Date of Termination, and (ii) the date that you become eligible for health benefits through another employer or ineligible for COBRA.

(d)    Equity Vesting Acceleration. Notwithstanding anything to the contrary in any applicable option agreement or other stock-based award agreement, all of your stock options and other stock-based awards (the “Equity Awards”) shall immediately accelerate and become fully vested and exercisable or nonforfeitable as of the Effective Date of the Certificate, provided that in order to effectuate the accelerated vesting contemplated by this subsection, the unvested portion of the Equity Awards that would otherwise terminate or be forfeited on the Date of Termination will be delayed until the earlier of (A) the Effective Date of the Certificate (at which time acceleration will occur), or (B) the date that the Certificate can no longer become fully effective (at which time the unvested portion of the Time-Based Equity Awards will terminate or be forfeited). Notwithstanding the foregoing, no additional vesting of the Equity Awards shall occur during the period between the Date of Termination and the Effective Date of the Certificate. You may, at your sole discretion, prior to the Effective Date of the Certificate, elect that the Company satisfy the applicable tax withholding by withholding from the shares to be issued upon vesting of your restricted stock units a number of shares necessary to satisfy the tax due and remit to you the net amount of shares; provided that any such election must be made during an open trading window and at such time when you are not in possession of material nonpublic information (each as determined in accordance with the Company’s Insider Trading Policy).

(e)    Extended Exercise Period. The Company shall extend the exercise period with respect to your vested stock options until the earlier of (i) the original 10-year expiration date for such vested stock options as provided in the applicable Equity Documents, or (ii) the 18 month anniversary of the Date of Termination (the “Extended Exercise Period”), provided that any stock option subject to this Extended Exercise Period shall cease to be treated for tax purposes as an incentive stock option.

(f)    Outplacement Assistance. The Company agrees to make executive outplacement assistance available to you in connection with your separation. The Company shall determine the nature and scope of such outplacement assistance in its reasonable discretion.

(g)    Legal Fees. The Company agrees to reimburse you for or pay on your behalf the reasonable legal fees and expenses you may incur in connection with the review and negotiation of this Agreement, up to a maximum amount of $3500.

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4.	Return of Company Property

You acknowledge and agree that you are required to return all Company property and information to the Company pursuant to the PIIA by the earlier of the Date of Termination or a request by the Company. You further acknowledge and agree that you will return to the Company no later than the Date of Termination (or earlier if requested by the Company) any drawings, notes, records, data, reports, proposals, lists, correspondence, blueprints, sketches, materials, equipment (including any Company laptop or other computer equipment), memoranda, specifications, devices, formulas or other documents (whether written, printed or otherwise reproduced or recorded), or copies thereof, including copies stored in any electronic medium, belonging to the Company or any of its subsidiaries or affiliates. You also commit to deleting and finally purging any duplicates of files or documents that may contain Company information from any computer or other device that remains your property after the Date of Termination. In the event that you discover that you continue to retain any such property, you shall return it to the Company immediately. Notwithstanding the above, the Company agrees that you may keep a copy of your Outlook contacts.

5.	Continuing Obligations

You acknowledge that your obligations under the PIIA shall continue in full force and effect, including without limitation your obligation to maintain the confidentiality of the Company’s Proprietary Information (as defined in the PIIA) and to abide by your non-interference, nonsolicitation and noncompetition obligations. A copy of the PIIA is attached hereto as Exhibit C, and the terms are incorporated by reference as material terms of this Agreement.

6.	Non-disparagement

You agree that (a) you will not, directly or indirectly, disclose, communicate or publish any disparaging or critical information concerning the Company or any parent or subsidiary of the Company, or any company controlled by the Company, or any other entity or organization wholly or partially, directly or indirectly, owned or controlled by the Company (each, an “Affiliate”), their business, financial condition, professional skills or expertise, suppliers, customers or clients, products or services, operations, market position, performance, technology, employees, officers, directors, consultants, representatives, agents or investors, or proprietary or technical information whatsoever, or directly or indirectly cause or encourage others to disclose, communicate, or publish any disparaging or critical information concerning the same, and (b) you will not discuss the Company in any context with any media outlet or media representative or in social media (for the avoidance of doubt, it will not be deemed a violation of this provision to announce your separation on LinkedIn or other social media). The Company agrees that it will not disparage you in any public announcements and that it will direct members of its senior management team not to disparage you during the time they are employed by the Company.

Nothing contained in this Section 6 or this Agreement is intended to prevent any person from testifying truthfully in any legal proceeding in which such person is under a subpoena or other court order to do so or prohibit you from communicating with any government agency or entity, making other disclosures that are protected under whistleblower provisions of law, or receiving an award or monetary recovery pursuant to the Securities and Exchange Commission’s whistleblower program.

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7.	Cooperation

During and after your employment, you agree to cooperate fully with the Company in (i) the defense or prosecution of any claims or actions now in existence or which may be brought in the future against or on behalf of the Company or its Affiliates which relate to events or occurrences that transpired while you were employed by the Company, and (ii) the investigation, whether internal or external, of any matters about which the Company believes you may have knowledge or information. Your full cooperation in connection with such claims, actions or investigations shall include, but not be limited to, being available to meet with counsel to answer questions or to prepare for discovery or trial and to act as a witness on behalf of the Company at mutually convenient times. During and after your employment, you also shall cooperate fully with the Company in connection with any investigation or review of any federal, state or local regulatory authority as any such investigation or review relates to events or occurrences that transpired while you were employed by the Company. The Company shall reimburse you for any reasonable out-of-pocket expenses incurred in connection with the Executive’s performance of obligations pursuant to this Section 7.

8.	Acknowledgements

You acknowledge and agree that, except as expressly provided in this Agreement, you have been paid all wages, bonuses, compensation, benefits and other amounts that the Company or any of its subsidiaries or affiliates has ever owed to you, and you understand that you will not receive any additional compensation, severance or benefits after the Date of Termination, except as set forth in this Agreement. You further acknowledge and agree that you have not engaged in, and are not aware of, any unlawful conduct in relation to the business of the Company. You acknowledge and agree that this Agreement satisfies any Notice of Termination obligations pursuant to Section 3(f) of the Employment Agreement.

9.	Tax Treatment; Section 409A

(a)    The Company shall make deductions, withholdings and tax reports with respect to payments and benefits under this Agreement that it reasonably determines to be required. Payments under this Agreement shall be in amounts net of any such deductions or withholdings. Nothing in this Agreement shall be construed to require the Company to make any payments to compensate you for any adverse tax effect associated with any payments or benefits or for any deduction or withholding from any payment or benefit.

(b)    The parties intend that payments under this Agreement will be exempt from or comply with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”). To the extent that any provision of this Agreement is ambiguous as to its exemption from or compliance with Section 409A of the Code, the provision shall be read in such a manner so that all payments hereunder are exempt from or comply with Section 409A of the Code. The Company makes no representation or warranty and shall have no liability to you or any other person if any provisions of this Agreement are determined to constitute deferred compensation subject to Section 409A of the Code but do not satisfy an exemption from, or the conditions of, such Section. Each payment pursuant to this Agreement is intended to constitute a separate payment for purposes of Treasury Regulation Section 1.409A 2(b)(2).

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10.	Other Provisions

(a)    Termination of Payments. If you breach any of your obligations under this Agreement (including, without limitation, under the PIIA), in addition to any other legal or equitable remedies it may have for such breach, the Company shall have the right to terminate its payments to you or for your benefit under this Agreement and/or to seek repayment of such payments. The termination of such payments in the event of your breach will not affect your continuing obligations under this Agreement.

(b)    Absence of Reliance. In signing this Agreement, you are not relying upon any promises or representations made by anyone at or on behalf of the Company.

(c)    Enforceability. If any portion or provision of this Agreement (including, without limitation, any portion or provision of any section of the PIIA) shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

(d)    Waiver; Amendment. No waiver of any provision of this Agreement shall be effective unless made in writing and signed by the waiving party. The failure of a party to require the performance of any term or obligation of this Agreement (including any term or obligation of the PIIA), or the waiver by a party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach. This Agreement may not be modified or amended except in a writing signed by both you and a duly authorized officer of the Company.

(e)    Relief. You agree that it would be difficult to measure any harm caused to the Company that might result from any breach by you of any of the PIIA or Sections 4 through 7 of this Agreement (the “Specified Sections”). You further agree that money damages would be an inadequate remedy for any breach of the PIIA or the Specified Sections. Accordingly, you agree that if you breach, or propose to breach, any portion of the PIIA or the Specified Sections, the Company shall be entitled, in addition to all other remedies it may have, to an injunction or other appropriate equitable relief to restrain any such breach, without showing or proving any actual damage to the Company and without the necessity of posting a bond. You further agree that if you violate the PIIA or the Specified Sections, in addition to all other remedies available to the Company at law, in equity, and under contract, you will be obligated to pay all of the Company’s costs of enforcement of the PIIA or the Specified Sections, including reasonable attorneys’ fees and expenses.

(f)    Governing Law; Interpretation; Jurisdiction. This Agreement shall be interpreted and enforced under the laws of the State of Illinois, without regard to conflict of law principles. In the event of any dispute, this Agreement is intended by the parties to be construed as a whole, to be interpreted in accordance with its fair meaning, and not to be construed strictly for or against either you or the Company or the “drafter” of all or any portion of this Agreement. Section 8 of the Employment Agreement (Arbitration of Disputes) is incorporated by reference

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herein. To the extent any court action is permitted consistent with or to enforce Section 8 of the Employment Agreement, you and the Company hereby consent to the jurisdiction of the Superior Court of the State of Illinois and the United States District Court for the Northern District of Illinois. With respect to any such court action, you (a) submit to the personal jurisdiction of such courts; (b) consent to service of process; and (c) waive any other requirement (whether imposed by statute, rule of court, or otherwise) with respect to personal jurisdiction or service of process.

(g)    Entire Agreement. This Agreement, including the PIIA, the Release, and the Equity Documents, constitutes the entire agreement between you and the Company regarding the subject matter hereof and supersedes any previous agreements or understandings between you and the Company, including, without limitation, the Employment Agreement (except for Section 8 thereof, which is preserved and incorporated by reference herein); provided that, and for the avoidance of doubt, the Indemnification Agreement between you and the Company dated January 2019 shall remain in full force and effect.

(h)    Time for Consideration; Effective Date. You acknowledge that you have knowingly and voluntarily entered into this Agreement and that the Company advises you to consult with an attorney before signing this Agreement. To accept this Agreement, you must return a signed, unmodified original or PDF copy of this Agreement (including a signed copy of the Release) so that it is received by the undersigned within the period of time set forth in the Release. This Agreement shall become effective on the effective date of the Release (the “Effective Date”).

(i)    Counterparts. This Agreement may be executed in separate counterparts. When both counterparts are signed, they shall be treated together as one and the same document.

[Remainder of page intentionally left blank]

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Please indicate your agreement to the terms of this Agreement by signing and returning to the undersigned the original or a PDF copy of this Agreement and the attached Release within the time period set forth above.

Sincerely,

XERIS PHARMACEUTICALS, INC.

By:	/s/ Paul R. Edick	July 28, 2021
Name:	Paul R. Edick	Date
Title:	President

Enclosures:	Exhibit A – Release
Exhibit B – Certificate
Exhibit C – Proprietary Information and Inventions Agreement

/s/ Barry Deutsch		July 28, 2021
Barry Deutsch		Date

Exhibit A

Release

Exhibit B

Certificate Updating Release of Claims

Exhibit C

Proprietary Information and Inventions Agreement

Exhibit 10.2

XERIS PHARMACEUTICALS, INC.

EMPLOYMENT AGREEMENT

This Employment Agreement (“Agreement”) is made as of the 28th day of July 2021, between Xeris Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and Steven Pieper (the “Executive”) and is effective as of the date written above (the “Effective Date”).

WHEREAS, the Company and the Executive are parties to an offer letter, dated February 13, 2017 (the “Prior Agreement”); and

WHEREAS, the parties intend to replace the Prior Agreement with this Agreement, effective as of the Effective Date.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.	Employment.

(a)    Term. The term of this Agreement shall commence on the Effective Date and continue until terminated in accordance with the provisions hereof (the “Term”). The Executive’s employment with the Company will continue to be “at will,” meaning that the Executive’s employment may be terminated by the Company or the Executive at any time and for any reason subject to the terms of this Agreement.

(b)    Position and Duties. During the Term, the Executive shall serve as the Chief Financial Officer of the Company and shall have such powers and duties as may from time to time be prescribed by the Board of Directors of the Company (the “Board”), the Chief Executive Officer of the Company (the “CEO”) or other authorized executive. The Executive shall devote his full working time and efforts to the business and affairs of the Company. Notwithstanding the foregoing, the Executive may serve on other boards of directors, with the approval of the Board, or engage in religious, charitable or other community activities as long as such services and activities are disclosed to the Board and do not materially interfere with the Executive’s performance of his duties to the Company as provided in this Agreement.

2.	Compensation and Related Matters.

(a)    Base Salary. During the Term, the Executive’s annual base salary shall be $375,000. The Executive’s base salary shall be reviewed annually by the Board or the Compensation Committee of the Board (the “Compensation Committee”). The base salary in effect at any given time is referred to herein as “Base Salary.” The Base Salary shall be payable in a manner that is consistent with the Company’s usual payroll practices for executive officers.

(b)    Incentive Compensation. During the Term, the Executive shall be eligible to receive cash incentive compensation as determined by the Board or the Compensation Committee from time to time. The Executive’s initial target annual incentive compensation shall be 40 percent of his Base Salary (the “Target Annual Incentive Compensation”). Except as otherwise provided herein, to earn incentive compensation, the Executive must be employed by the Company on the day such incentive compensation is paid.

(c)    Expenses. The Executive shall be entitled to receive prompt reimbursement for all reasonable expenses incurred by him during the Term in performing services hereunder, in accordance with the policies and procedures then in effect and established by the Company for its executive officers.

(d)    Other Benefits. During the Term, the Executive shall be eligible to participate in or receive benefits under the Company’s employee benefit plans in effect from time to time, subject to the terms of such plans.

(e)    Vacations. During the Term, the Executive shall be entitled to paid vacation in accordance with the Company’s policies and procedures. The Executive shall also be entitled to all paid holidays given by the Company to its executive officers.

3.    Termination. During the Term, the Executive’s employment hereunder may be terminated without any breach of this Agreement under the following circumstances:

(a)    Death. The Executive’s employment hereunder shall terminate upon his death.

(b)    Disability. The Company may terminate the Executive’s employment if he is disabled and unable to perform the essential functions of the Executive’s then existing position or positions under this Agreement with or without reasonable accommodation for a period of 180 days (which need not be consecutive) in any 12-month period. If any question shall arise as to whether during any period the Executive is disabled so as to be unable to perform the essential functions of the Executive’s then existing position or positions with or without reasonable accommodation, the Executive may, and at the request of the Company shall, submit to the Company a certification in reasonable detail by a physician selected by the Company to whom the Executive or the Executive’s guardian has no reasonable objection as to whether the Executive is so disabled or how long such disability is expected to continue, and such certification shall for the purposes of this Agreement be conclusive of the issue. The Executive shall cooperate with any reasonable request of the physician in connection with such certification. If such question shall arise and the Executive shall fail to submit such certification, the Company’s determination of such issue shall be binding on the Executive. Nothing in this Section 3(b) shall be construed to waive the Executive’s rights, if any, under existing law including, without limitation, the Family and Medical Leave Act of 1993, 29 U.S.C. §2601 et seq. and the Americans with Disabilities Act, 42 U.S.C. §12101 et seq.

(c)    Termination by Company for Cause. The Company may terminate the Executive’s employment hereunder for Cause. For purposes of this Agreement, “Cause” shall mean: (i) conduct by the Executive constituting a material act of misconduct in connection with the performance of his duties, including, without limitation, misappropriation of funds or property of the Company or any of its subsidiaries or affiliates other than the occasional, customary and de minimis use of Company property for personal purposes; (ii) the commission by the Executive of any felony or a misdemeanor involving moral turpitude, deceit, dishonesty or fraud, or any conduct by the Executive that would reasonably be expected to result in material injury or reputational harm to the Company or any of its subsidiaries or affiliates if he were retained in his position; (iii) continued non-performance by the Executive of his duties hereunder (other than by reason of the Executive’s physical or mental illness, incapacity or disability) which has continued for more than 30 days following written notice of such non-performance from the CEO; (iv) a breach by the Executive of any of the provisions contained in Section 7 of this Agreement; (v) a material violation by the Executive of the Company’s written employment policies; or (vi) failure to cooperate with a bona fide internal investigation or an investigation by regulatory or law enforcement authorities, after being instructed by the Company to cooperate, or the willful destruction or failure to preserve documents or other materials known to be relevant to such investigation or the inducement of others to fail to cooperate or to produce documents or other materials in connection with such investigation.

(d)    Termination Without Cause. The Company may terminate the Executive’s employment hereunder at any time without Cause. Any termination by the Company of the Executive’s employment under this Agreement which does not constitute a termination for Cause under Section 3(c) and does not result from the death or disability of the Executive under Section 3(a) or (b) shall be deemed a termination without Cause.

(e)    Termination by the Executive. The Executive may terminate his employment hereunder at any time for any reason, including but not limited to Good Reason. For purposes of this Agreement, “Good Reason” shall mean that the Executive has complied with the “Good Reason Process” (hereinafter defined) following the occurrence of any of the following events: (i) a material diminution in the Executive’s responsibilities, authority or duties; (ii) a material diminution in the Executive’s Base Salary except for across-the-board salary reductions based on the Company’s financial performance similarly affecting all or substantially all senior management employees of the Company; (iii) a material change in the geographic location at which the Executive provides services to the Company; or (iv) the material breach of this Agreement by the Company. “Good Reason Process” shall mean that (i) the Executive reasonably determines in good faith that a “Good Reason” condition has occurred; (ii) the Executive notifies the Company in writing of the first occurrence of the Good Reason condition within 60 days of the first occurrence of such condition; (iii) the Executive cooperates in good faith with the Company’s efforts, for a period not less than 30 days following such notice (the “Cure Period”), to remedy the condition; (iv) notwithstanding such efforts, the Good Reason condition continues to exist; and (v) the Executive terminates his employment within 60 days after the end of the Cure Period. If the Company cures the Good Reason condition during the Cure Period, Good Reason shall be deemed not to have occurred.

(f)    Notice of Termination. Except for termination as specified in Section 3(a), any termination of the Executive’s employment by the Company or any such termination by the Executive shall be communicated by written Notice of Termination to the other party hereto. For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon.

(g)    Date of Termination. “Date of Termination” shall mean: (i) if the Executive’s employment is terminated by his death, the date of his death; (ii) if the Executive’s employment is terminated on account of disability under Section 3(b) or by the Company for Cause under Section 3(c), the date on which Notice of Termination is given; (iii) if the Executive’s employment is terminated by the Company under Section 3(d), the date on which a Notice of Termination is given or the date otherwise specified by the Company in the Notice of Termination; (iv) if the Executive’s employment is terminated by the Executive under Section 3(e) without Good Reason, 30 days after the date on which a Notice of Termination is given, and (v) if the Executive’s employment is terminated by the Executive under Section 3(e) for Good Reason, the date on which a Notice of Termination is given after the end of the Cure Period. Notwithstanding the foregoing, in the event that the Executive gives a Notice of Termination to the Company, the Company may unilaterally accelerate the Date of Termination and such acceleration shall not result in a termination by the Company for purposes of this Agreement. To the extent applicable, the Executive shall be deemed to have resigned from all officer and board member positions that the Executive holds with the Company or any of its respective subsidiaries and affiliates upon the termination of the Executive’s employment for any reason.

4.	Compensation Upon Termination.

(a)    Termination Generally. If the Executive’s employment with the Company is terminated for any reason, the Company shall pay or provide to the Executive (or to his authorized representative or estate) (i) any Base Salary earned through the Date of Termination, unpaid expense reimbursements (subject to, and in accordance with, Section 2(c) of this Agreement) and unused vacation that accrued through the Date of Termination on or before the time required by law but in no event more than 30 days after the Executive’s Date of Termination; and (ii) any vested benefits the Executive may have under any employee benefit plan of the Company through the Date of Termination, which vested benefits shall be paid and/or provided in accordance with the terms of such employee benefit plans (collectively, the “Accrued Benefit”).

(b)    Termination by the Company Without Cause or by the Executive for Good Reason. During the Term, if the Executive’s employment is terminated by the Company without Cause as provided in Section 3(d), or the Executive terminates his employment for Good Reason as provided in Section 3(e), then the Company shall pay the Executive his Accrued Benefit. In addition, subject to the Executive signing a separation agreement containing, among other provisions, a general release of claims in favor of the Company and related persons and entities, confidentiality, return of property and non-disparagement, in a form and manner satisfactory to the Company (the “Separation Agreement and Release”) and the Separation Agreement and Release becoming irrevocable and fully effective, all within 60 days after the Date of Termination (or such shorter time period provided in the Separation Agreement and Release):

(i)    the Company shall pay the Executive an amount equal to 1.25 times the Executive’s Base Salary (the “Severance Amount”). Notwithstanding the foregoing, if the Executive breaches any of the provisions contained in Section 7 of this Agreement, all payments of the Severance Amount shall immediately cease;

(ii)    if the Executive was participating in the Company’s group health plan immediately prior to the Date of Termination and elects COBRA health continuation, then the Company shall pay to the Executive a monthly cash payment for 15 months or the Executive’s COBRA health continuation period, whichever ends earlier, in an amount equal to the monthly employer contribution that the Company would have made to provide health insurance to the Executive if the Executive had remained employed by the Company; and

(iii)    the amounts payable under Section 4(b)(i) and (ii) shall be paid out in substantially equal installments in accordance with the Company’s payroll practice over 15 months commencing within 60 days after the Date of Termination; provided, however, that if the 60-day period begins in one calendar year and ends in a second calendar year, the Severance Amount shall begin to be paid in the second calendar year by the last day of such 60-day period; provided, further, that the initial payment shall include a catch-up payment to cover amounts retroactive to the day immediately following the Date of Termination. Each payment pursuant to this Agreement is intended to constitute a separate payment for purposes of Treasury Regulation Section 1.409A- 2(b)(2).

5.    Change in Control Payment. The provisions of this Section 5 set forth certain terms of an agreement reached between the Executive and the Company regarding the Executive’s rights and obligations upon the occurrence of a Change in Control of the Company. These provisions are intended to assure and encourage in advance the Executive’s continued attention and dedication to his assigned duties and his objectivity during the pendency and after the occurrence of any such event. These provisions shall apply in lieu of, and expressly supersede, the provisions of Section 4(b) regarding severance pay and benefits upon a termination of employment if such termination of employment occurs within 12 months after the occurrence of the first event constituting a Change in Control. These provisions shall terminate and be of no further force or effect beginning 12 months after the occurrence of a Change in Control.

(a)    Change in Control. During the Term, if within 12 months after a Change in Control, the Executive’s employment is terminated by the Company without Cause as provided in Section 3(d) or the Executive terminates his employment for Good Reason as provided in Section 3(e), then, subject to the signing of the Separation Agreement and Release by the Executive and the Separation Agreement and Release becoming irrevocable and fully effective, all within 60 days after the Date of Termination (or such shorter time period provided in the Separation Agreement and Release):

(i)    the Company shall pay the Executive a lump sum in cash in an amount equal to 1.25 times the sum of (A) the Executive’s current Base Salary (or the Executive’s Base Salary in effect immediately prior to the Change in Control, if higher) plus (B) the Executive’s Average Incentive Compensation. (For purposes of this Agreement, “Average Incentive Compensation” shall mean the average of the Target

Annual Incentive Compensation received by the Executive for the three immediately preceding fiscal years. In no event shall “Average Incentive Compensation” include any sign-on bonus, retention bonus or any other special bonus.);

(ii)    notwithstanding anything to the contrary in any applicable option agreement or stock-based award agreement, all time-based stock options and other time- based stock-based awards held by the Executive issued after the date hereof shall immediately accelerate and become fully exercisable or nonforfeitable as of the Date of Termination;

(iii)    if the Executive was participating in the Company’s group health plan immediately prior to the Date of Termination and elects COBRA health continuation, then the Company shall pay to the Executive a monthly cash payment for 15 months or the Executive’s COBRA health continuation period, whichever ends earlier, in an amount equal to the monthly employer contribution that the Company would have made to provide health insurance to the Executive if the Executive had remained employed by the Company; and

(iv)    The amounts payable under Section 5(a)(i) and (iii) shall be paid or commence to be paid within 60 days after the Date of Termination; provided, however, that if the 60-day period begins in one calendar year and ends in a second calendar year, such payment shall be paid or commence to be paid in the second calendar year by the last day of such 60-day period.

(b)	Additional Limitation.

(i)    Anything in this Agreement to the contrary notwithstanding, in the event that the amount of any compensation, payment or distribution by the Company to or for the benefit of the Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, calculated in a manner consistent with Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and the applicable regulations thereunder (the “Aggregate Payments”), would be subject to the excise tax imposed by Section 4999 of the Code, then the Aggregate Payments shall be reduced (but not below zero) so that the sum of all of the Aggregate Payments shall be $1.00 less than the amount at which the Executive becomes subject to the excise tax imposed by Section 4999 of the Code; provided that such reduction shall only occur if it would result in the Executive receiving a higher After Tax Amount (as defined below) than the Executive would receive if the Aggregate Payments were not subject to such reduction. In such event, the Aggregate Payments shall be reduced in the following order, in each case, in reverse chronological order beginning with the Aggregate Payments that are to be paid the furthest in time from consummation of the transaction that is subject to Section 280G of the Code: (1) cash payments not subject to Section 409A of the Code; (2) cash payments subject to Section 409A of the Code; (3) equity- based payments and acceleration; and (4) non-cash forms of benefits; provided that in the case of all the foregoing Aggregate Payments all amounts or payments that are not subject to calculation under Treas. Reg. §1.280G-1, Q&A-24(b) or (c) shall be reduced before any amounts that are subject to calculation under Treas. Reg. §1.280G-1, Q&A- 24(b) or (c).

(ii)    For purposes of this Section 5(b), the “After Tax Amount” means the amount of the Aggregate Payments less all federal, state, and local income, excise and employment taxes imposed on the Executive as a result of the Executive’s receipt of the Aggregate Payments. For purposes of determining the After Tax Amount, the Executive shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation applicable to individuals for the calendar year in which the determination is to be made, and state and local income taxes at the highest marginal rates of individual taxation in each applicable state and locality, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes.

(iii)    The determination as to whether a reduction in the Aggregate Payments shall be made pursuant to Section 5(b)(i) shall be made by a nationally recognized accounting firm selected by the Company (the “Accounting Firm”), which shall provide detailed supporting calculations both to the Company and the Executive within 15 business days of the Date of Termination, if applicable, or at such earlier time as is reasonably requested by the Company or the Executive. Any determination by the Accounting Firm shall be binding upon the Company and the Executive.

(c)    Definitions. For purposes of this Section 5, the following terms shall have the following meanings:

“Change in Control” shall mean any of the following:

(i)    any “person,” as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Act”) (other than the Company, any of its subsidiaries, or any trustee, fiduciary or other person or entity holding securities under any employee benefit plan or trust of the Company or any of its subsidiaries), together with all “affiliates” and “associates” (as such terms are defined in Rule 12b-2 under the Act) of such person, shall become the “beneficial owner” (as such term is defined in Rule 13d-3 under the Act), directly or indirectly, of securities of the Company representing 50 percent or more of the combined voting power of the Company’s then outstanding securities having the right to vote in an election of the Board (“Voting Securities”) (in such case other than as a result of an acquisition of securities directly from the Company); or

(ii)    the date a majority of the members of the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board before the date of the appointment or election; or

(iii)    the consummation of (A) any consolidation or merger of the Company where the stockholders of the Company, immediately prior to the consolidation or merger, would not, immediately after the consolidation or merger, beneficially own (as such term is defined in Rule 13d-3 under the Act), directly or indirectly, shares representing in the aggregate more than 50 percent of the voting shares of the Company issuing cash or securities in the consolidation or merger (or of its ultimate parent corporation, if any), or (B) any sale or other transfer (in one transaction or a series of transactions contemplated or arranged by any party as a single plan) of all or substantially all of the assets of the Company.

Notwithstanding the foregoing, a “Change in Control” shall not be deemed to have occurred for purposes of the foregoing clause (i) solely as the result of an acquisition of securities by the Company which, by reducing the number of shares of Voting Securities outstanding, increases the proportionate number of Voting Securities beneficially owned by any person to 50 percent or more of the combined voting power of all of the then outstanding Voting Securities; provided, however, that if any person referred to in this sentence shall thereafter become the beneficial owner of any additional shares of Voting Securities (other than pursuant to a stock split, stock dividend, or similar transaction or as a result of an acquisition of securities directly from the Company) and immediately thereafter beneficially owns 50 percent or more of the combined voting power of all of the then outstanding Voting Securities, then a “Change in Control” shall be deemed to have occurred for purposes of the foregoing clause (i).

6.	Section 409A.

(a)    Anything in this Agreement to the contrary notwithstanding, if at the time of the Executive’s separation from service within the meaning of Section 409A of the Code, the Company determines that the Executive is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, then to the extent any payment or benefit that the Executive becomes entitled to under this Agreement on account of the Executive’s separation from service would be considered deferred compensation otherwise subject to the 20 percent additional tax imposed pursuant to Section 409A(a) of the Code as a result of the application of Section 409A(a)(2)(B)(i) of the Code, such payment shall not be payable and such benefit shall not be provided until the date that is the earlier of (A) six months and one day after the Executive’s separation from service, or (B) the Executive’s death. If any such delayed cash payment is otherwise payable on an installment basis, the first payment shall include a catch-up payment covering amounts that would otherwise have been paid during the six-month period but for the application of this provision, and the balance of the installments shall be payable in accordance with their original schedule.

(b)    All in-kind benefits provided and expenses eligible for reimbursement under this Agreement shall be provided by the Company or incurred by the Executive during the time periods set forth in this Agreement. All reimbursements shall be paid as soon as administratively practicable, but in no event shall any reimbursement be paid after the last day of the taxable year following the taxable year in which the expense was incurred. The amount of in-kind benefits provided or reimbursable expenses incurred in one taxable year shall not affect the in-kind benefits to be provided or the expenses eligible for reimbursement in any other taxable year (except for any lifetime or other aggregate limitation applicable to medical expenses). Such right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

(c)    To the extent that any payment or benefit described in this Agreement constitutes “non-qualified deferred compensation” under Section 409A of the Code, and to the extent that such payment or benefit is payable upon the Executive’s termination of employment, then such payments or benefits shall be payable only upon the Executive’s “separation from service.” The determination of whether and when a separation from service has occurred shall be made in accordance with the presumptions set forth in Treasury Regulation Section 1.409A-1(h).

(d)    The parties intend that this Agreement will be administered in accordance with Section 409A of the Code. To the extent that any provision of this Agreement is ambiguous as to its compliance with Section 409A of the Code, the provision shall be read in such a manner so that all payments hereunder comply with Section 409A of the Code. Each payment pursuant to this Agreement is intended to constitute a separate payment for purposes of Treasury Regulation Section 1.409A-2(b)(2). The parties agree that this Agreement may be amended, as reasonably requested by either party, and as may be necessary to fully comply with Section 409A of the Code and all related rules and regulations in order to preserve the payments and benefits provided hereunder without additional cost to either party.

(e)    The Company makes no representation or warranty and shall have no liability to the Executive or any other person if any provisions of this Agreement are determined to constitute deferred compensation subject to Section 409A of the Code but do not satisfy an exemption from, or the conditions of, such Section.

7.    Confidential Information, Noncompetition and Cooperation. The terms of the Employee Proprietary Information and Inventions Agreement (the “Restrictive Covenant Agreement”), between the Company and the Executive attached hereto as Exhibit A, shall continue to be in full force and effect and are incorporated by reference in this Agreement. The Executive hereby reaffirms the terms of the Restrictive Covenant Agreement as material terms of this Agreement.

8.    Arbitration of Disputes. Any controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising out of the Executive’s employment or the termination of that employment (including, without limitation, any claims of unlawful employment discrimination whether based on age or otherwise) shall, to the fullest extent permitted by law, be settled by arbitration in any forum and form agreed upon by the parties or, in the absence of such an agreement, under the auspices of the American Arbitration Association (“AAA”) in Chicago, Illinois in accordance with the Employment Dispute Resolution Rules of the AAA, including, but not limited to, the rules and procedures applicable to the selection of arbitrators. In the event that any person or entity other than the Executive or the Company may be a party with regard to any such controversy or claim, such controversy or claim shall be submitted to arbitration subject to such other person or entity’s agreement. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. This Section 8 shall be specifically enforceable. Notwithstanding the foregoing, this Section 8 shall not preclude either party from pursuing a court action for the sole purpose of obtaining a temporary restraining order or a preliminary injunction in circumstances in which such relief is appropriate; provided that any other relief shall be pursued through an arbitration proceeding pursuant to this Section 8.

9.    Consent to Jurisdiction. To the extent that any court action is permitted consistent with or to enforce Section 8 of this Agreement, the parties hereby consent to the jurisdiction of the Superior Court of the State of Illinois and the United States District Court for the Northern

District of Illinois. Accordingly, with respect to any such court action, the Executive (a) submits to the personal jurisdiction of such courts; (b) consents to service of process; and (c) waives any other requirement (whether imposed by statute, rule of court, or otherwise) with respect to personal jurisdiction or service of process.

10.    Integration. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements between the parties concerning such subject matter, including the Prior Agreement; provided that, and for the avoidance of doubt, the Restrictive Covenant Agreement and the Executive’s applicable equity award agreements shall remain in full force and effect in accordance with their terms.

11.    Withholding. All payments made by the Company to the Executive under this Agreement shall be net of any tax or other amounts required to be withheld by the Company under applicable law.

12.    Successor to the Executive. This Agreement shall inure to the benefit of and be enforceable by the Executive’s personal representatives, executors, administrators, heirs, distributees, devisees and legatees. In the event of the Executive’s death after his termination of employment but prior to the completion by the Company of all payments due to him under this Agreement, the Company shall continue such payments to the Executive’s beneficiary designated in writing to the Company prior to his death (or to his estate, if the Executive fails to make such designation).

13.    Enforceability. If any portion or provision of this Agreement (including, without limitation, any portion or provision of any section of this Agreement) shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

14.    Survival. The provisions of this Agreement shall survive the termination of this Agreement and/or the termination of the Executive’s employment to the extent necessary to effectuate the terms contained herein.

15.    Waiver. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of any party to require the performance of any term or obligation of this Agreement, or the waiver by any party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

16.    Notices. Any notices, requests, demands and other communications provided for by this Agreement shall be sufficient if in writing and delivered in person or sent by a nationally recognized overnight courier service or by registered or certified mail, postage prepaid, return receipt requested, to the Executive at the last address the Executive has filed in writing with the Company or, in the case of the Company, at its main offices, attention of the Board.

17.    Amendment. This Agreement may be amended or modified only by a written instrument signed by the Executive and by a duly authorized representative of the Company.

18.    Governing Law. This is an Illinois contract and shall be construed under and be governed in all respects by the laws of the State of Illinois, without giving effect to the conflict of laws principles thereof.

19.    Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be taken to be an original; but such counterparts shall together constitute one and the same document.

20.    Successor to Company. The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company expressly to assume and agree to perform this Agreement to the same extent that the Company would be required to perform it if no succession had taken place. Failure of the Company to obtain an assumption of this Agreement at or prior to the effectiveness of any succession shall be a material breach of this Agreement.

21.    Gender Neutral. Wherever used herein, a pronoun in the masculine gender shall be considered as including the feminine gender unless the context clearly indicates otherwise.

IN WITNESS WHEREOF, the parties have executed this Agreement effective on the date and year first above written.

XERIS PHARMACEUTICALS, INC.

By:	/s/ Paul R. Edick

Its:	President

EXECUTIVE

/s/ Steven Pieper
Steven Pieper

Exhibit 99.1

XERIS PHARMACEUTICALS ANNOUNCES EXECUTIVE CHANGES AS PART OF ITS STRATEGY TO POSITION THE COMPANY FOR LONG-TERM COMMERCIAL SUCCESS

Barry Deutsch is stepping down as CFO; remains key employee through the anticipated closing of the previously announced transaction

Steve Pieper, VP of Finance, assumes the role of CFO

Chicago, IL – July 28, 2021 — Xeris Pharmaceuticals, Inc. (Nasdaq: XERS), a specialty pharmaceutical company leveraging its novel formulation technology platforms to develop and commercialize ready-to-use injectable drug formulations, today announced executive changes as part of its strategy to position the company for long-term commercial success, including the anticipated closing of the Strongbridge Biopharma plc acquisition and evolution to a more commercially driven company. Barry Deutsch, Chief Financial Officer, has decided to step down from the CFO role effective immediately. Mr. Deutsch will remain with the Company in a transition role through the close of the Strongbridge transaction, which is expected to be completed early in the fourth quarter of 2021. Steven Pieper, Vice President of Finance, Mr. Deutsch’s planned successor, has been promoted to CFO responsible for accounting, financial reporting, tax, treasury, financial planning and analysis, and information systems. Mr. Pieper will report to Paul R. Edick, Chairman and CEO.

“I wish to thank Barry for his significant contributions to Xeris. He built a talented finance and accounting organization and has been a key part of our achievements over the last several years, including our IPO and subsequent financings, our business development efforts, including the pending acquisition of Strongbridge Biopharma, and our transition from a development-stage company to a commercially driven company,” said Paul R. Edick, Chairman and CEO. “I am pleased that Barry has agreed to remain through the close of the merger to ensure a smooth transition while Xeris moves to its next stage of growth.”

Mr. Edick continued, “Steve has spent 20 years in the healthcare industry in commercially focused financial and operational leadership roles. He has played an instrumental role in driving the Company’s financing strategy and successful launch of our first commercial product, Gvoke®. His extensive commercial finance experience driving the growth of branded specialty and retail pharmaceutical products will continue to be a great asset to Xeris as we accelerate our commercial growth strategy.”

Mr. Pieper joined Xeris in 2017, as Vice President of Finance responsible for developing Xeris’s long-range financial plan, including helping shape the company’s commercial launch strategy for Gvoke®. Mr. Pieper was also responsible for executing the company’s overall financing strategy. Prior to Xeris, Mr. Pieper served as the CFO and COO of Catheter Connections Inc., a medical device company, from 2015 – 2017, which was acquired by Merit Medical. From 2014-2015, he was the Director of Finance at Durata Therapeutics Inc, a biopharmaceutical company, which was acquired by Actavis (now Allergan). Mr. Pieper started his career in healthcare at Baxter Healthcare Corporation where he held a variety of commercial and corporate decision support finance roles from 2002 – 2014. Mr. Pieper received his Bachelor of Science in Finance from DePaul University and holds a Master of Business Administration from Loyola University, Chicago.

About Xeris Pharmaceuticals, Inc.

Xeris (Nasdaq: XERS) is a specialty pharmaceutical company delivering innovative solutions to simplify the experience of administering important therapies that people rely on every day around the world. With a novel technology platform that enables ready-to-use, room-temperature stable formulations of injectable and infusible therapies, the Company is advancing a portfolio of solutions in various therapeutic categories, including its first U.S. commercial product, Gvoke®. Its proprietary XeriSol™ and XeriJect™ formulation technologies have the potential to offer distinct advantages over conventional product formulations, including eliminating the need for reconstitution, enabling long-term, room-temperature stability, significantly reducing injection volume, and eliminating the requirement for intravenous (IV) infusion. With Xeris’ technology, new product formulations are designed to be easier to use by patients, caregivers, and health practitioners and help reduce costs for payers and the healthcare system.

Xeris is headquartered in Chicago, IL. For more information, visit www.xerispharma.com, or follow us on Twitter, LinkedIn or Instagram.

Forward-Looking Statements

Any statements in this press release about future expectations, plans and prospects for Xeris Pharmaceuticals, Inc., including statements regarding the market and therapeutic potential of its products and product candidates, expectations regarding clinical data or results from planned clinical trials, the timing or likelihood of regulatory approval and commercialization of its product candidates, the timing and likelihood of the consummation of the Strongbridge Biopharma acquisition, the timing or likelihood of expansion into additional markets, the timing or likelihood of identifying potential development and commercialization partnerships, the potential utility of its formulation platforms and other statements containing the words “will,” “would,” “continue,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including, without limitation, the impact of COVID-19 on its business operations, its reliance on third-party suppliers for Gvoke® and Ogluo®, the regulatory approval of its product candidates, its ability to market and sell its products, if approved, and other factors discussed in the “Risk Factors” section of the most recently filed Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission, as well as discussions of potential risks, uncertainties, and other important factors in Xeris’ subsequent filings with the Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof, and Xeris expressly disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

The Company intends to use the investor relations portion of its website as a means of disclosing material non-public information and for complying with disclosure obligations under Regulation FD.

Xeris Investor Contact

Allison Wey

Senior Vice President, Investor Relations and Corporate Communications

awey@xerispharma.com

312-736-1237

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Proposed Transaction (as defined below), the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made in the United States absent registration under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. The Proposed Transaction will be made solely by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Xeris Biopharma Holdings, Inc. (“Xeris Biopharma Holdings”) has filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary joint proxy statement of Strongbridge and Xeris and that also constitutes a preliminary prospectus with respect to the shares of Xeris Biopharma Holdings to be issued pursuant to the proposed acquisition by Xeris and Xeris Biopharma Holdings of the entire issued and to be issued ordinary share capital of Strongbridge Biopharma plc (“Strongbridge”) pursuant to a scheme of arrangement under Chapter 1 of Part 9 of the Irish Companies Act 2014 and a capital reduction under Sections 84 to 86 of the Act (such acquisition, the “Proposed Transaction”). The joint proxy statement also contains the transaction agreement describing the terms and conditions of the Proposed Transaction, as well as further information relating to the implementation of the Proposed Transaction, notices of the Xeris shareholder meeting and the Strongbridge shareholder meetings and information on the Xeris Biopharma Holdings shares. Xeris and Strongbridge have filed and may also file other documents with the SEC regarding the Proposed Transaction. This communication is not a substitute for the preliminary joint proxy statement or any other document which Xeris, Xeris Biopharma Holdings or Strongbridge has filed or may file with the SEC.

The preliminary joint proxy statement, as well as Xeris’ and Strongbridge’s other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and, in the case of Xeris’ filings, at Xeris’ website at www.xerispharma.com.

INVESTORS, XERIS SHAREHOLDERS AND STRONGBRIDGE SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE ACQUISITION AND RELATED MATTERS.

Any decision in respect of the resolutions to be proposed at the Xeris shareholder meeting or any decision in respect of, or other response to, the Proposed Transaction, should be made only on the basis of the information contained in the preliminary joint proxy statement.

PARTICIPANTS IN THE SOLICITATION

Xeris, Xeris Biopharma Holdings, Strongbridge and their respective directors and executive officers and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in connection with the Proposed Transaction. Information regarding the persons who may, under the rules of the SEC, be deemed to be participants in the solicitation of shareholders in connection with the Proposed Transaction, including a description of their direct or indirect interests in the Proposed Transaction, which may be different from those of Xeris shareholders or Strongbridge shareholders generally, by security holdings or otherwise, will be set forth in the joint proxy statement (which will contain the Scheme Document) and any other relevant documents that are filed or will be filed with the SEC relating to the Proposed Transaction. Information about Xeris’ directors and executive officers is contained in Xeris’ Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 9, 2021, its Proxy Statement on Schedule 14A, dated and filed with the SEC on April 29, 2021, and its Current Report on Form 8-K filed with the SEC on July 28, 2021. Information regarding Strongbridge’s directors and executive officers is contained in Strongbridge’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 3, 2021, and its Proxy Statement on Schedule 14A, dated and filed with the SEC on April 14, 2021.